UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 28, 2024 (February 22, 2024)

 TG Venture Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41000	86-1985947
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1390 Market Street, Suite 200

San Francisco, CA 94102
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (628) 251-1369

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	TGVCU	Nasdaq Global Market
Class A Common Stock, par value $0.0001 per share	TGVC	Nasdaq Global Market
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	TGVCW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed by TG Venture Acquisition Corp., a Delaware corporation (“TGVC”), in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 6, 2022, TGVC entered into a business combination agreement on December 5, 2022 (as amended, the “Business Combination Agreement”) by and among (i) The Flexi Group Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Flexi”), (ii) The Flexi Group Holdings, Ltd., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of Flexi (“PubCo”), (iii) The Flexi Merger Co. Ltd., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of PubCo, and (iv) Flexi Merger Co. LLC, a Delaware limited liability company and a direct wholly owned subsidiary of PubCo. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

On February 22, 2024, TGVC received written notice from Flexi that Flexi had elected to terminate the Business Combination Agreement pursuant to Section 10.1(i)(ii) thereof because the Closing had not occurred on or before May 5, 2023 (the “Termination”).

TGVC is exploring its options and available legal remedies against Flexi in connection with the termination of the Business Combination Agreement and intends to vigorously protect its rights under the Business Combination Agreement.

Item 8.01

In connection with the Termination, TGVC has decided to cancel the special meeting of stockholders originally scheduled for March 1, 2024, and to withdraw from consideration by the stockholders of TGVC the proposals set forth in TGVC’s definitive proxy statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission on January 9, 2024 in connection therewith (the “Cancellation”).

As a result of the Cancellation, TGVC will not complete the redemption of shares of its Class A common stock submitted in connection with the Business Combination Proposal (as defined in the Proxy Statement) for the pro rata portion of the amounts held in the trust account established at the consummation of TGVC’s initial public offering. Any shares of Class A common stock already submitted for redemption will be returned to stockholders promptly.

Forward-Looking Statements

This Current Report on Form 8-K (this “Form 8-K”) includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding TGVC exploring its options and available legal remedies against Flexi in connection with the termination of the Business Combination Agreement and related matters, as well as all other statements other than statements of historical fact included in this Form 8-K are forward-looking statements. When used in this Form 8-K, words such as “explore,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to TGVC or its management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to,

TGVC’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in TGVC’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to TGVC or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions many of which are beyond the control of TGVC, including those set forth in the “Risk Factors” section of TGVC’s Annual Report on Form 10-K, subsequent quarterly reports on Form 10-Q and initial public offering prospectus. TGVC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TG Venture Acquisition Corp.

By:	/s/ Pui Lan Patrick Tsang
	Name:	Pui Lan Patrick Tsang
	Title:	Chief Executive Officer and Director

Dated: February 28, 2024